EXHIBIT 7.02
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                                 January 2, 2007


Board of Directors
EGL, Inc.
15350 Vickery Drive
Houston, TX 77032

Ladies and Gentlemen:

         I, together with investment funds affiliated with General Atlantic LLC ("General Atlantic") am pleased to propose to acquire by merger for a purchase price of $36 in cash per share all of the outstanding Common Stock of EGL, Inc. (the "Company"). Our proposal would provide a substantial premium of 21% over Friday's closing price for all of the Company's public stockholders.

         I and members of the Company's senior management would participate in the proposed transaction by making a significant equity investment as well as continuing in our officer positions with the Company following the transaction. I would continue as Chairman and CEO following the transaction, and we also expect that the Company's key senior management team would remain in place. We clearly anticipate continuing to run the business in accordance with our current practice and maintaining the Company's valuable employee base, which we view as one of its most important assets.

         The transaction would be financed through a combination of equity from investment funds affiliated with General Atlantic and equity investments by myself and members of our senior management team and approximately $1.125 billion of debt financing to be arranged by senior lending sources. We have received "highly confident" letters from Bank of America Securities LLC, Goldman Sachs Credit Partners L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated stating that they are highly confident of raising the $1.125 billion of debt financing necessary to complete the transaction. Copies of these letters are enclosed for your interest.

         We anticipate that you will establish a special committee of independent directors authorized to retain independent financial and legal advisors (the "Special Committee") to consider our proposal. To facilitate that review, we intend to provide shortly equity and debt commitment letters for amounts necessary to effect the transaction and a proposed merger agreement that we would be prepared to enter into. We are prepared to move very quickly to finalize the definitive transaction and related documents.

         We believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the transaction in an expedited manner. We are preparing a draft merger agreement that we will provide to you shortly. We do not anticipate that any regulatory approvals will be impediments to closing.

         Of course, no binding obligation on the part of the undersigned General Atlantic or the Company shall arise with respect to the proposal or any


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transaction unless or until a definitive merger agreement is satisfactory to all parties and recommended by the Special Committee and approved by the Board of Directors and is executed and delivered.

         Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to the Company's public shareholders. Should you have any questions, please contact us.

                                                     Sincerely,

                                                     /s/  James R. Crane
                                                     ---------------------------
                                                     James R. Crane



GENERAL ATLANTIC LLC



By:   /s/ Mark Dzialga
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Name:  Mark Dzialga
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Title: Managing Director
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